UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21 2011

BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: September 21 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

BHP Billiton Plc Notice of Meeting 2011 2 Location of the Annual General Meeting 3 Invitation from the Chairman 4 Our results at a glance 6 Accessing Information on BHP Billiton 7 Annual General Meeting Agenda 8 How to participate in the Annual General Meeting 9 How to Vote 13 Notice of Annual General Meeting 13 Items of Business 16 Explanatory Notes 28 Appendices Shareholder Information This document is important and requires your immediate attention. Please read it straight away. If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should immediately consult your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in BHP Billiton Plc, please send this document, together with accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. BHP Billiton Plc is a member of the BHP Billiton Group, which is headquartered in Australia. Registered Office: Neathouse Place, London SW1V 1BH. Registered in England and Wales, Number 3196209.

Location of the Annual General Meeting

Thursday, 20 October 2011 – 11.00am
The Queen Elizabeth II Conference Centre
Broad Sanctuary, Westminster
London SW1P 3EE



A400
A4
A4
STRAND
A3212
A201
A301
MAYFAIR
B326
A3211
WATERLOO
SOUTHWARK
B323
A302
LONDON
A3036
A302
A302
A3214
A3203
B323
B324
A3212
A23
A3213
A202
LAMBETH
A3
A3212
A3204
PIMLICO



HORSE GUARDS RD
FOREIGN OFFICE
ST. JAMES'S PARK
KING CHARLES ST
PARLIAMENT ST
DEPT OF HEALTH
TREASURY
WESTMINSTER
THE QUEEN ELIZABETH II CONFERENCE CENTRE
WESTMINSTER BRIDGE
BIRDCAGE WALK
STOREY'S GATE
PARLIAMENT SQUARE
BIG BEN
MINISTRY OF JUSTICE
DWP
TOTHILL ST
BROAD SANCTUARY
ST JAMES'S PARK
WESTMINSTER ABBEY
ST MARGARET ST
PARLIAMENT
RIVER THAMES
NEW SCOTLAND YARD
BIS
GREAT SMITH ST
P
ABINGDON ST
GREAT PETER ST
MARSHAM ST
MILLBANK
P

The Queen Elizabeth II Conference Centre is centrally located in Westminster, London. Surrounded by an efficient citywide transport network of buses and within walking distance of three mainline and underground train stations, visitors are well-connected to the Centre and can easily travel from five international airports: Heathrow, Gatwick, London City, Stansted and London Luton.

Transport Options

Trains

Charing Cross (0.7 mile) – Turn left towards Trafalgar Square; left down Whitehall then into Parliament Square, turn right onto Broad Sanctuary. The Centre is on your right.

Victoria (0.7 mile) – Walk to bus stand, turn right onto Victoria Street. Continue until you reach Westminster Abbey. The Centre is on your left.

Waterloo (1 mile) – Turn left, walk to roundabout. Cross York Road and take Westminster Bridge Road. Cross to Parliament Square right onto Broad Sanctuary. The Centre is on your right.

Bus Services

Buses 11, 24, 53, 77a and 88 stop at Parliament Square. Walk, with Parliament Square on your left, turn right onto Broad Sanctuary. The Centre is located on your right.

In this Notice, BHP Billiton Plc refers to the company listed on the London Stock Exchange and BHP Billiton Limited refers to the company listed on the Australian Securities Exchange. Each is a member of the BHP Billiton Group, which is headquartered in Australia.

Tube

Westminster Station (0.1 mile) – Jubilee, Circle and District Lines. Via exit 6 to Whitehall, left into Parliament Square, cross road, turn right into Broad Sanctuary. The Centre is located on your right.

St James's Park Station (0.1 mile) – Circle and District Lines. Broadway exit, walk down Tothill Street. At end of street, turn left and you will see the Centre directly in front of you.

Victoria Tube Station (0.7 mile) – Victoria, Circle and District Lines. Turn right and walk down Victoria Street. At the end is Broad Sanctuary, the Centre is on the left-hand side.

Car

There is no car parking at the Centre; however, there are four NCP car parks nearby. Please be advised that it is generally quicker and easier to travel to the Centre using public transport. Disabled participants arriving at the Centre in a vehicle with a disabled badge displayed may park on the forecourt of the building.

2 | BHP BILLITON PLC NOTICE OF MEETING 2011

6 September 2011 Dear Fellow Shareholder It is with pleasure that I invite you to BHP Billiton Plc’s 2011 Annual General Meeting (‘AGM’) and enclose your Notice of Meeting. This year, the meeting will be held on Thursday, 20 October 2011 at 11.00am (London time) at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London. The AGM is an important event on the BHP Billiton calendar. It provides an update for shareholders on the Company’s performance and offers an opportunity for you to ask questions and vote on the items of business. A key part of our approach to governance is to ensure that shareholders’ views are heard and understood. The AGM provides an important forum to do this. BHP Billiton’s strategy of investing in tier one natural resources has not changed for a decade. In that time, we have performed well and we continue to invest for future growth. Over the five years to the end of the 2015 financial year, we plan to invest over US$80 billion in the expansion of our assets to increase supply of resources to the global market. There is no doubt that the sustained growth of China and India has underpinned global demand for resources over the last few years and shareholders, in turn, have benefited. While commodity markets remain volatile in the short term, given general uncertainty in Europe and the US in particular, the once in a lifetime structural shift in China continues. We have never before seen a transformation of this extent, size and duration. In our view, it will provide strong, long-term support for commodity demand and, therefore, BHP Billiton’s performance. In that context, I am pleased to report that BHP Billiton has performed strongly throughout the 2011 financial year, which has enabled us to rebase our final dividend by 22 per cent, bringing the full year dividend to 101 US cents per share, as well as delivering our expanded US$10 billion capital management program. A number of Board renewal activities have been undertaken during the year. Two new Non-executive Directors, Baroness Shriti Vadera and Lindsay Maxsted, were appointed to the Board on 1 January 2011 and 23 March 2011, respectively. Shriti brings extensive experience to the Board in government, emerging markets and investment banking, while Lindsay brings significant financial experience, reflecting his long and successful career in corporate restructuring. Alan Boeckmann retired from the Board on 23 March 2011 and we thank him for his valuable contribution. You will see from your Notice of Meeting that this year your Board has decided to adopt the recommendation in the UK Corporate Governance Code that Directors of FTSE 350 companies stand for annual election by shareholders. All your Directors have been subject to an externally facilitated performance appraisal, and the Board considers that they will continue to make a valuable contribution and their re-election is therefore recommended. Your Board is also recommending the election of Shriti Vadera and Lindsay Maxsted. Many of the remaining items of business set out in the Notice of Meeting will be familiar to you. I invite you to join us at the AGM and encourage you to take advantage of this opportunity to talk with the Directors and the senior management team. For those of you who are unable to attend the meeting, a question form is attached to your proxy form. We will post the most frequently asked questions on our website, together with the answers, and we will also address as many questions as possible during the meeting. If you are not able to attend the meeting to vote in person, please complete the enclosed proxy form and return it to us by mail or fax. Alternatively, you may register your proxy appointment and voting instruction electronically via the internet. The Board recommends that you vote in favour of all the items of business. I look forward to meeting as many of you as possible in the future. Yours sincerely Jacques Nasser AO Chairman Invitation from the Chairman BHP Biliton PLC NOTICE OF MEETING 2011 | 3

Our results at a glance

- Record financial results, including Underlying EBITDA up 51 per cent to US$37.1 billion, Underlying EBIT up 62 per cent to US$32.0 billion and attributable profit (excluding exceptional items) up 74 per cent to US$21.7 billion.
- Strong margins and returns illustrated by increase in Underlying EBIT margin to 47 per cent and Underlying return on capital to 39 per cent.
- Record production across four commodities and 10 operations.
- Record operating cash flow of US$30.1 billion and gearing of nine per cent confirms capacity to comfortably fund the Group's US$15.1 billion acquisition of Petrohawk Energy Corporation and extensive organic growth program.
- Completion of expanded US$10 billion capital management program highlights commitment to maintain an appropriate capital structure through all points of the economic cycle.
- Twenty-two per cent rebasing of final dividend for full year dividend payout of 101 US cents per share.
- Two fatalities occurred at controlled operations. The FY2011 total recordable injury frequency (TRIF) performance was 5.0 per million hours worked, a six per cent improvement on 5.3 per million hours worked in FY2010.

Five-year Summary

US$ million	30 June 2011	30 June 2010	30 June 2009	30 June 2008	30 June 2007
Revenue	71,739	52,798	50,211	59,473	47,473
Underlying EBIT [(a)]	31,980	19,719	18,214	24,282	20,067
Attributable profit – excluding exceptional items	21,684	12,469	10,722	15,368	13,675
Attributable profit – including exceptional items	23,648	12,722	5,877	15,390	13,416
Net operating cash flow [(b)(c)]	30,080	16,890	17,854	16,958	15,418
Basic EPS – excluding exceptional items (US cents per share)	393.5	224.1	192.7	274.9	233.9
Basic EPS – including exceptional items (US cents per share)	429.1	228.6	105.6	275.3	229.5
Dividend per share					
BHP Billiton Plc (US cents)	101.0	87.0	82.0	70.0	47.0
BHP Billiton Limited (US cents)	101.0	87.0	82.0	70.0	47.0
Underlying EBITDA Interest Coverage [(a)]	102.8	64.4	56.8	49.4	43.6
Gearing (per cent) [(d)]	9.2	6.3	12.1	17.8	25.0

[(a)] Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.
[(b)] Net operating cash flow is after net interest and taxation.
[(c)] Following a change in financial reporting requirements, expenditures which do not result in a recognised asset are now classified as cash flows from operating activities. This has resulted in exploration cash flows which are not recognised as assets being reclassified from net investing cash flows to net operating cash flows for all comparative figures.
[(d)] Gearing is net debt over net debt plus net assets. The measure is inclusive of continuing operations of Group companies and jointly controlled entities.

4 | BHP BILLITON PLC NOTICE OF MEETING 2011

0 Underlying EBIT US$32.0 billion US$ million 5,000 10,000 15,000 20,000 25,000 30,000 35,000 2007 2008 2009 2010 2011 US$ million Dividends declared US$5.5 billion 0 1,000 2,000 3,000 4,000 5,000 6,000 2007 2008 2009 2010 2011 US$ million Market capitalisation at 30 June US$233.9 billion 0 50,000 100,000 150,000 200,000 250,000 2007 2008 2009 2010 2011 Community contributions at 30 June US$195.5 million US$ million 0 50 100 150 200 250 Expenditure (less UK-based charitable company) UK-based charitable company 2007 2008 2009 2010 2011 Attributable profit – excluding exceptional items US$21.7 billion 0 US$ million 5,000 10,000 15,000 20,000 25,000 2007 2008 2009 2010 2011 Total return to shareholders US$15.1 billion US$ million 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 2007 2008 2009 2010 2011 Dividends paid Share buy-backs 30/6/06 30/30/6/07 30/6/08 30/6/09 30/6/10 0/6/11 Relative share price performance index – five year BHP Billiton Ltd BHP Billiton Plc ASX 200 FTSE 100 S&P 500 0 50 100 150 200 250 300 BHP Biliton PLC NOTICE OF MEETING 2011 | 5

Accessing Information on BHP Billiton

BHP Billiton produces a range of publications to inform our shareholders. Documents are available in various formats – view online, download or be sent a paper copy – choices that allow shareholders to receive information in the manner that best suits them.


bhpbilliton
Our Company

Annual Report 2011


bhpbilliton
Our Company

Summary Review 2011

Notice of Meeting

This Notice of Meeting contains practical information on how to participate in the 2011 Annual General Meeting, as well as explanatory information on the items of business proposed for the 2011 Annual General Meeting (see pages 16 to 30).

Annual Report and Summary Review 2011

Information for BHP Billiton Plc and BHP Billiton Limited shareholders is provided in the BHP Billiton Group Annual Report 2011 and the Summary Review 2011.

The Annual Report provides the detailed financial data and information on the Group's performance as required to comply with reporting regimes in the UK and Australia. In addition, the Group's Form 20-F is filed with the Securities and Exchange Commission in the US, in order to meet specific US requirements.

BHP Billiton also issues a Summary Review. Although the Summary Review is not a substitute for reading the Annual Report, it provides an overview and summary of the Group's progress in 2011.

Access the Annual Report and Summary Review online

The majority of shareholders are notified by mail or email when the Annual Report and Summary Review are available on the Group's website (unless they have elected to receive a hard copy). The Annual Report and Summary Review are available at *www.bhpbilliton.com* or by calling the Share Registrar on +44 844 472 7001 (United Kingdom) or +27 11 373 0033 (South Africa) to request a hard copy.

If you would like further information or would like to change your previous election, please call the numbers mentioned above.

The Group's website

You can also find further information in relation to BHP Billiton at *www.bhpbilliton.com*. The website contains all the key publications and reports, information on BHP Billiton's Customer Sector Groups, as well as speeches and presentations made to investors and the financial community by the Chief Executive Officer and other senior employees. You can also find copies of announcements and media releases made by the Group.

6 | BHP BILLITON PLC NOTICE OF MEETING 2011

Thursday, 20 October 2011 9.30am Registration opens 9.45am Morning tea 11.00am Annual General Meeting commences Welcome to Shareholders – Chairman Review – Chief Executive Officer General questions Items of Business Please join the Chairman, the Directors and senior executives of BHP Billiton for refreshments after the Annual General Meeting. Annual General Meeting Agenda BHP Biliton PLC NOTICE OF MEETING 2011 | 7

How to participate in the Annual General Meeting The Annual General Meeting is an important event on the BHP Billiton calendar. Your participation is important. We want to hear the views of our shareholders as well as understand your opinions. Important information on how you can participate in the Annual General Meeting is set out below. Registration The Annual General Meeting is a meeting of shareholders and their representatives, and so registration and an admission card is required to enter the meeting. Registration desks will be located in the foyer. At the discretion of the Company and subject to sufficient capacity, one guest may accompany each shareholder, provided that the shareholder and their guest register at the same time. Similarly, at the discretion of the Company and subject to capacity, visitors will be allowed to enter the meeting; however, all visitors must also register before entering the meeting room. Discussion and asking questions Discussion will take place on all the items of business set out in this Notice of Meeting. You can find the items of business on pages 13 to 15. The explanatory material set out in this Notice of Meeting provides further information in relation to the items of business for the Annual General Meeting. BHP Billiton also publishes a range of information to inform shareholders, such as the Annual Report, the Summary Review and this Notice of Meeting. Each of those documents may assist in answering any queries you have. Shareholders will also have the opportunity to ask questions at the Annual General Meeting (including an opportunity to ask questions of the auditor in accordance with section 319A of the United Kingdom Companies Act 2006). To ensure that as many shareholders as possible have the opportunity to speak, we ask you to observe the following courtesies: >>Shareholders will have an opportunity to ask broader questions during the time allocated for general questions. It would be appreciated if questions are kept as short as possible and, during the items of business, are relevant to the business being discussed. >>Speakers are requested to restrict themselves to two questions or comments initially. Others may have waited for some time to speak. If time permits, anyone wishing to speak more than once will be given a subsequent opportunity. Shareholders who are unable to attend the meeting or who may prefer to register questions in advance are invited to do so using the question form included with your proxy form (also available at www bhpbilliton com). We will post the most frequently asked questions on the website, together with answers. In addition, many Board members and senior executives will be available after the meeting. With the exception of items 2 to 13, which will be considered together for discussion purposes, questions will be taken on each resolution, prior to shareholders being asked to vote. Further information on voting is provided on the next page. Webcast and photography We have arranged for the Annual General Meeting to be filmed and broadcast to shareholders via a webcast which can be viewed at www bhpbilliton com. You can also watch an edited recording of the Annual General Meeting after the meeting at www bhpbilliton com. The live broadcast may include the question and answer sessions with shareholders, as well as background shots of those present at the meeting. We have arranged for photographs to be taken at the meeting and our intention is to use these photographs in future BHP Billiton publications. If you attend the Annual General Meeting in person, you may be included in photographs or the webcast recording. For the safety and security of all those present at the meeting, cameras and recording devices are not permitted. Upon entry to the meeting room, you will be asked to present your bag for a security search. 8 | BHP Billiton PLC NOTICE OF MEETING 2011

Your vote is important. By voting, you are involved in the future of BHP Billiton. Shareholders can vote by: > attending the meeting and voting in person; or > appointing an attorney or, in the case of corporate shareholders, a corporate representative to attend and vote; or > appointing a proxy to attend and vote on their behalf, using the proxy form accompanying this Notice of Meeting, or by submitting their proxy appointment and voting instructions using one of the methods listed on pages 10–11. Voting arrangements under the Dual Listed Companies structure Because BHP Billiton Plc and BHP Billiton Limited have retained their status as separate companies, two Annual General Meetings will be held – that of BHP Billiton Plc in London on Thursday, 20 October 2011 and that of BHP Billiton Limited in Melbourne on Thursday, 17 November 2011. The merger agreements between the two companies allow shareholders of both companies jointly to make decisions on significant matters. Where a significant matter affects the shareholders of each company in similar ways it is called a joint electorate matter. At the Annual General Meetings, all items of business are joint electorate matters. The process that allows both sets of shareholders to vote on joint electorate matters is called a joint electorate action. Voting on joint electorate actions works as follows: >>if you vote at the meeting of BHP Billiton Plc (whether in person, by representative, by attorney or by proxy) an equivalent vote will be cast on the corresponding resolution for BHP Billiton Limited; >>shareholders of BHP Billiton Limited who vote on the corresponding resolution proposed at their Annual General Meeting will have those votes treated as though they were also cast at the meeting of BHP Billiton Plc; and >>a resolution will only be passed if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast (in the case of an ordinary resolution), or represent at least 75 per cent of the votes cast (in the case of a special resolution). Voting in person (or by attorney or representative) You must register to vote at the Annual General Meeting. Shareholders, their attorneys or representatives, who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that their holding may be checked against the BHP Billiton Share Register and attendances recorded. Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting. A shareholder that is a corporation may appoint an individual to act as its representative and to vote in person at the meeting. In order to attend and vote at the meeting, the representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the BHP Billiton Share Registrar. Shareholders who attend in person (or their attorneys or representatives) will be given a voting paper on the back of their green entry card. Shareholders will be asked to vote by marking their voting paper. Voting papers can be deposited in the ballot boxes, which will be located by the exit doors. The Chairman will declare the poll open during the meeting to assist those shareholders unable to stay for the whole meeting and the poll will close shortly after the end of the BHP Billiton Limited Annual General Meeting. How to Vote BHP Biliton PLC NOTICE OF MEETING 2011 | 9

How to Vote continued Voting by proxy Appointing a proxy >> A proxy form accompanies this Notice of Meeting. >> A shareholder entitled to attend and vote is entitled to appoint one or more proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting. Further proxy forms are available by contacting the Share Registrar. >> The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. >>A proxy need not be a shareholder. >>A proxy can be either an individual or a body corporate. >> If a proxy is not directed how to vote on an item of business, the proxy may vote or withhold their vote on that resolution as they think fit. >> Should any resolution other than those specified in this Notice of Meeting be proposed at the meeting, a proxy may vote on that resolution as they think fit (unless otherwise directed by the shareholder). >> If a proxy is instructed to withhold their vote on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority. >> Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the meeting, the secretary or any Director that do not contain a direction on how to vote will be used where possible to support each of the resolutions proposed in this Notice of Meeting. >> The Key Management Personnel (KMP) of the Company (which includes each of the Directors and members of the Group Management Committee) and their closely related parties will not be able to vote your proxy on Items 18, 19 and 20 unless you direct them how to vote. If you intend to appoint a member of the KMP as your proxy (including the Chairman), please ensure that you direct them how to vote on Items 18, 19 and 20 in accordance with the instructions on the proxy form. Lodging proxy appointments >> To be effective, proxies must be lodged by 11.00 am (London time) on Tuesday, 18 October 2011 for shareholders registered on the principal register in the United Kingdom or 12 noon (South African time) on Tuesday, 18 October 2011 for shareholders registered on the South African branch register. Proxies lodged after this time will be invalid. >> Proxies may be lodged using any of the following methods: – Electronically by recording the proxy appointment and voting instructions via the internet at www bhpbilliton com. Only registered BHP Billiton shareholders may access this facility and will need their Shareholder Reference Number (SRN) and Personal Identification Number (PIN); – By hand delivery or post by returning a completed proxy form in person or by post to one of the following addresses: BHP Billiton Plc Registrar Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8AE Postal Address – The Pavilions Bridgwater Road Bristol BS99 6ZY United Kingdom or BHP Billiton Plc Registrar and Transfer Secretary Computershare Investor Services (Pty) Limited 70 Marshall Street Johannesburg 2001 Postal Address – PO Box 61051 Marshalltown 2107 South Africa; or – By fax by faxing a completed proxy form to +44 870 703 6076 for shareholders on the United Kingdom principal register or +27 11 688 5238 for shareholders on the South African branch register. >>The proxy form must be signed by the shareholder or the shareholder’s attorney. Proxies given by corporations must be executed in accordance with BHP Billiton Plc’s Articles of Association and BHP Billiton Limited’s Constitution. Where the appointment of a proxy is signed by the appointor’s attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Plc or its Share Registrar at either of the above addresses, or by facsimile, and by 11.00am (London time)/12 noon (South African time) on Tuesday, 18 October 2011. If facsimile transmission is used, the power of attorney must be certified. >> Completion and return of a proxy form will not prevent a shareholder from attending the meeting and voting in person should they wish to do so. The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from BHP Billiton Plc in accordance with section 146 of the United Kingdom Companies Act 2006 (‘nominated persons’). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of the voting rights. Nominated persons should also remember that their main point of contact in terms of their investment in BHP Billiton Plc remains the shareholder who nominated them to enjoy the information rights (or perhaps the custodian or broker who administers the investment on their behalf). Nominated persons should continue to contact that shareholder, custodian or broker 10 | BHP Biliton PLC NOTICE OF MEETING 2011

(and not BHP Billiton Plc), regarding any changes or queries relating to their personal details and interest in BHP Billiton Plc (including any administrative matter). The only exception to this is where BHP Billiton Plc expressly requests a response from the nominated person. Voting through the CREST electronic proxy appointment service CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instruction as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 11.00 am (London time) on Tuesday, 18 October 2011. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instruction to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings. BHP Billiton Plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. ADS holders and holders of shares dematerialised into STRATE The main contact for ADS holders who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. ADS holders may deal with them in relation to any rights under agreement with them to be appointed as proxy and to attend, participate in and vote at the meeting. Holders of shares dematerialised into STRATE should return their proxy forms directly to their Central Securities Depository Participant or stockbroker. Shareholders who are entitled to vote In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001 and for the purposes of section 360B of the United Kingdom Companies Act 2006, only those shareholders entered on the register of shareholders of BHP Billiton Plc at 6.00 pm (London time) on Tuesday, 18 October 2011, or in the event that the meeting is adjourned, on the register of shareholders of BHP Billiton Plc at 6.00pm (London time) on the day two days before the date of any adjourned meeting, shall be entitled to vote at the meeting, in respect of the number of shares registered in their name at that time. Changes after that time, or in the event that the meeting is adjourned, after 6.00pm (London time) on the day two days before the date of the adjourned meeting, shall be disregarded in determining the rights of any person to attend and vote at the meeting or any adjourned meeting. If you have sold or transferred any or all of your shares, this Notice of Meeting should be passed on to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee. In addition, Australian legal requirements limit the eligibility of certain people to vote on some of the items of business to be considered at the Annual General Meeting. These voting exclusions are designed to limit the capacity of people who stand to benefit from a resolution to influence whether the resolution is passed. Accordingly, the people who are captured by the additional voting restrictions varies for each item of business depending on the nature of the resolution proposed. For all resolutions that are directly or indirectly related to the remuneration of a member of the KMP of BHP Billiton (being Items 18, 19 and 20), the Australian Corporations Act restricts KMP and their closely related parties from voting in some circumstances. Closely related party is defined in the Australian Corporations Act and includes a spouse, dependant and certain other close family members, as well as any companies controlled by the KMP. The applicable voting exclusion (if any) for each item of business is set out immediately after the proposed resolution in this Notice of Meeting. BHP Biliton PLC NOTICE OF MEETING 2011 | 11

Additional information Shareholders should note that it is possible that, pursuant to requests made by shareholders of BHP Billiton Plc under section 527 of the United Kingdom Companies Act 2006, the Company may be required to publish on a website a statement setting out any matter relating to: (i) the audit of BHP Billiton Plc’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the meeting; or (ii) any circumstance connected with an auditor of BHP Billiton Plc ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the United Kingdom Companies Act 2006. BHP Billiton Plc may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the United Kingdom Companies Act 2006. Where BHP Billiton Plc is required to place a statement on a website under section 527 of the United Kingdom Companies Act 2006, it must forward the statement to BHP Billiton Plc’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the meeting includes any statement that BHP Billiton Plc has been required under section 527 of the United Kingdom Companies Act 2006 to publish on a website. This Notice of Meeting, together with information about the total numbers of shares in BHP Billiton Plc in respect of which shareholders are entitled to exercise voting rights at the meeting as at the date of this Notice of Meeting, can be found on the website at www bhpbilliton com. The issued share capital of BHP Billiton Plc with voting rights at the date of this Notice of Meeting, excluding shares held in treasury, was 2,112,071,796 ordinary shares of US$0.50 each. Documents available for inspection Copies of the terms and conditions of appointment of BHP Billiton Plc’s Non-executive Directors may be inspected at the registered office during normal business hours on any weekday (public holidays excepted) from the date of this Notice of Meeting until the date of the Annual General Meeting, and at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the meeting. Results of the Annual General Meeting Votes that are cast at the meeting will be added to the votes cast at the Annual General Meeting of BHP Billiton Limited to be held in Melbourne on Thursday, 17 November 2011 to ensure that the shareholders of BHP Billiton Plc have their votes counted at the BHP Billiton Limited Annual General Meeting and vice versa. Therefore, the results of each resolution cannot be finalised until after both meetings are concluded. Voting results (including the relevant proxy votes) will be announced to the stock exchanges and made available on the Group’s website as soon as the poll is finalised after the BHP Billiton Limited meeting. How to Vote continued 12 | BHP Biliton PLC NOTICE OF MEETING 2011

Items 1 to 15 and Items 19 and 20 will be proposed as ordinary resolutions. Items 16 and 17 will be proposed as special resolutions. Item 18 will be proposed as a non-binding ordinary resolution. Financial statements and reports Item 1 To receive the financial statements for BHP Billiton Plc and BHP Billiton Limited for the year ended 30 June 2011, together with the Directors’ Report and the Auditor’s Report, as set out in the Annual Report. Election of Directors Items 2 to 13 The following Directors retire under the Board’s policy on annual election (or, in the case of Mr Maxsted and Ms Vadera, under the Articles of Association and the Constitution) and, being eligible, submit themselves for re-election or election: Item 2 Lindsay Maxsted was appointed a Director by the Board of BHP Billiton Plc and BHP Billiton Limited since the last Annual General Meetings and offers himself for election as a Director of each of BHP Billiton Plc and BHP Billiton Limited. Item 3 Shriti Vadera was appointed a Director by the Board of BHP Billiton Plc and BHP Billiton Limited since the last Annual General Meetings and offers herself for election as a Director of each of BHP Billiton Plc and BHP Billiton Limited. Item 4 Malcolm Broomhead offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited. Item 5 John Buchanan offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited. Item 6 Carlos Cordeiro offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited. Item 7 David Crawford offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited. Item 8 Carolyn Hewson offers herself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited. Item 9 Marius Kloppers offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited. Item 10 Wayne Murdy offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited. Item 11 Keith Rumble offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited. Item 12 John Schubert offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited. Item 13 Jacques Nasser offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited. Notice is given that the 2011 Annual General Meeting of shareholders of BHP Billiton Plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on Thursday, 20 October 2011 at 11.00 am (London time) for the purpose of transacting the following business. Notice of Annual General Meeting Items of Business BHP Biliton PLC NOTICE OF MEETING 2011 | 13

Notice of Annual General Meeting continued Reappointment of auditor of BHP Billiton Plc Item 14 To consider and, if thought fit, pass the following resolution as an ordinary resolution: ‘That KPMG Audit Plc be reappointed as the auditor of BHP Billiton Plc and that the Directors be authorised to agree their remuneration.’ General authority to issue shares in BHP Billiton Plc Item 15 To consider and, if thought fit, pass the following resolution as an ordinary resolution: ‘That the authority and power to allot shares in BHP Billiton Plc or to grant rights to subscribe for or to convert any security into shares in BHP Billiton Plc (‘rights’) conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association in accordance with section 551 of the United Kingdom Companies Act 2006 be renewed for the period ending on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2012 (provided that this authority shall allow BHP Billiton Plc before the expiry of this authority to make offers or agreements which would or might require shares in BHP Billiton Plc to be allotted, or rights to be granted, after such expiry and, notwithstanding such expiry, the Directors may allot shares in BHP Billiton Plc, or grant rights, in pursuance of such offers or agreements) and for such period the section 551 amount (under the United Kingdom Companies Act 2006) shall be US$264,008,975.’ This authority is in substitution for all previous authorities conferred on the Directors in accordance with section 551 of the United Kingdom Companies Act 2006, but without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities. Issuing shares in BHP Billiton Plc for cash Item 16 To consider and, if thought fit, pass the following resolution as a special resolution: ‘That the Directors be empowered, pursuant to section 570 of the United Kingdom Companies Act 2006, to allot equity securities (as defined in section 560 of the United Kingdom Companies Act 2006) for cash and/or to allot equity securities which are held by BHP Billiton Plc as treasury shares pursuant to the authority given by Item 15 and the power conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association as if section 561 of the United Kingdom Companies Act 2006 did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities: (a) in connection with a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to (i) holders of ordinary shares on the register on a record date fixed by the Directors in proportion (as nearly as may be practicable) to their respective holdings and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but in both cases subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with treasury shares, fractional entitlements or securities represented by depositary receipts or having regard to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange in, any territory or otherwise howsoever; and (b) otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount of US$53,404,636, and shall expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2012 (provided that this authority shall allow BHP Billiton Plc before the expiry of this authority to make offers or agreements which would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot equity securities in pursuance of such offers or agreements).’ 14 | BHP Biliton PLC NOTICE OF MEETING 2011

Repurchase of shares in BHP Billiton Plc (and cancellation of shares in BHP Billiton Plc purchased by BHP Billiton Limited) Item 17 To consider and, if thought fit, pass the following resolution as a special resolution: ‘That BHP Billiton Plc be and is hereby generally and unconditionally authorised in accordance with section 701 of the United Kingdom Companies Act 2006 to make market purchases (as defined in section 693 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc (‘shares’) provided that: (a) the maximum aggregate number of shares hereby authorised to be purchased will be 213,618,545, representing 10 per cent of BHP Billiton Plc’s issued share capital; (b) the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share; (c) the maximum price that may be paid for any share is not more than five per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares; and (d) the authority conferred by this resolution shall, unless renewed prior to such time, expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2012 (provided that BHP Billiton Plc may enter into a contract or contracts for the purchase of shares before the expiry of this authority which would or might be completed wholly or partly after such expiry and may make a purchase of shares in pursuance of any such contract or contracts).’ Remuneration Report Item 18 To approve the Remuneration Report for the year ended 30 June 2011. Each of BHP Billiton Plc and BHP Billiton Limited will disregard any votes cast (in any capacity) on Item 18 by or on behalf of a member of the Key Management Personnel (KMP) named in the Remuneration Report or that KMP’s closely related party unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form. Approval of termination benefits Item 19 To consider and, if thought fit, pass the following resolution as an ordinary resolution: ‘That approval be given for the purposes of section 200B and 200E of the Australian Corporations Act 2001, for the giving of benefits to any current or future member of the Group Management Committee (including the Chief Executive Officer) in connection with that person ceasing to hold a managerial or executive office in BHP Billiton Limited or a related body corporate as set out in the Explanatory Notes.’ If any shareholder is an employee or Director of BHP Billiton Limited or a related body corporate, a potential employee or Director, or an associate of an employee or Director, and wishes to preserve the benefit of this resolution for that person, they should not vote on the resolution, or they will lose the benefit of the resolution as an effect of the Australian Corporations Act. Further, each of BHP Billiton Plc and BHP Billiton Limited will disregard any vote cast as a proxy on Item 19 by a member of the KMP or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form. Approval of grants to Executive Director Item 20 To consider and, if thought fit, pass the following resolution as an ordinary resolution: ‘That the grant of Deferred Shares and Options under the BHP Billiton Limited Group Incentive Scheme and the grant of Performance Shares under the BHP Billiton Limited Long Term Incentive Plan to Executive Director, Marius Kloppers, in the manner set out in the Explanatory Notes to this Notice of Meeting be approved.’ Each of BHP Billiton Plc and BHP Billiton Limited will disregard any vote cast on Item 20 by Marius Kloppers or any of his associates, as well as any votes cast as a proxy on Item 20 by a member of the KMP or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form. BHP Biliton PLC NOTICE OF MEETING 2011 | 15

Business Explanatory notes on the items of business to be considered at the meeting follow. Item 1 Financial statements and reports The law in England and Australia requires Directors to lay before the meeting of shareholders the financial report (or statements), the Directors’ Report, the Auditor’s Report and the Remuneration Report for the year. In accordance with the BHP Billiton Group’s approach to corporate governance, shareholders in each of BHP Billiton Plc and BHP Billiton Limited are being asked to receive the reports and accounts of both companies. Shareholders who elected to do so will have received a hard copy of the BHP Billiton Group Annual Report. In the interests of simplicity, one resolution is proposed in respect of the reports and accounts for both BHP Billiton Plc and BHP Billiton Limited, as the accounts for the Group as a whole are presented in the BHP Billiton Group Annual Report. In addition, the voting procedure explained on pages 9 to 12 ensures that both BHP Billiton Plc shareholders and BHP Billiton Limited shareholders can vote on the reports and accounts. The BHP Billiton Group Annual Report and Summary Review are available on the website at www bhpbilliton com. Alternatively, shareholders can request hard copies by telephoning the Share Registrar on +44 844 472 7001 (United Kingdom) or +27 11 373 0033 (South Africa). Receiving the accounts is considered a significant matter and is therefore a joint electorate action (see pages 9 to 12 on voting arrangements for further explanation). It is proposed as an ordinary resolution. Items 2 to 13 Election of Directors The Boards of BHP Billiton Plc and BHP Billiton Limited must be identical and operate as one. In the interests of simplicity, one resolution is proposed in respect of the election of each Director to both the Board of BHP Billiton Plc and to the Board of BHP Billiton Limited (‘the Board’). The voting procedure explained on pages 9 to 12 ensures that both BHP Billiton Plc shareholders and BHP Billiton Limited shareholders vote on the election of Directors. Under the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited, at least one-third of Directors must retire (and may seek re-election) at each Annual General Meeting. However, taking account of the recommendations in the new UK Corporate Governance Code, the Board has adopted a policy under which all Directors will seek re-election annually. All Directors (with the exception of Lindsay Maxsted and Shriti Vadera) are therefore retiring and offering themselves for re-election, while Lindsay Maxsted and Shriti Vadera are seeking election by shareholders for the first time, having each been appointed a Director since the 2010 Annual General Meetings. The Nomination Committee of the Board oversaw a review of the performance of all Non-executive Directors, which was designed to assess the effectiveness of each person. The Committee has also reviewed the skills, backgrounds, knowledge, experience and gender represented on the Board. In addition, the Chairman, drawing on guidance from the Remuneration Committee, led an evaluation of the Chief Executive Officer. On the basis of those reviews, the Board recommends to shareholders the re-election of the retiring Directors and the election of Lindsay Maxsted and Shriti Vadera. All Non-executive Directors are considered by the Board to be independent in character and judgement and free from any business or other relationship that could materially interfere with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors in section 5.3.5 of the Corporate Governance Statement. The election and re-election of Directors to the Board is considered a significant matter and is therefore a joint electorate action. The resolutions to appoint these Directors are proposed separately as ordinary resolutions. The biographical details, skills and experience of each of the Directors standing for election are set out below and in section 4.1 of the Annual Report. The explanatory notes that follow provide important information regarding the items of business proposed for the Annual General Meeting. BHP Billiton publishes a range of information to help you make decisions about the Company, including these explanatory notes. Your vote is important. By voting, you are involved in the future of BHP Billiton. Explanatory Notes 16 | BHP Biliton PLC NOTICE OF MEETING 2011

Item 2 Lindsay Maxsted DipBus (Gordon), FCA, 57 Lindsay Maxsted is a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements and continues to undertake consultancy work in the restructuring advisory field. He was Chief Executive Officer of KPMG Australia between January 2001 and December 2007. He was on the Board of the Public Transport Corporation from 1995 to 2001 and in his capacity as Chairman from 1997 had the responsibility of guiding the Public Transport Corporation through the final stages of a significant reform process. He is currently the Chairman of Transurban Group and the Chairman-elect and a Non-executive Director of Westpac Banking Corporation. Mr Maxsted is also Honorary Treasurer of Baker IDI Heart and Diabetes Institute. He has been a Director of BHP Billiton Plc and BHP Billiton Limited since March 2011 and was appointed Chairman of the Risk and Audit Committee in September 2011. The Board has concluded that Mr Maxsted is independent. An explanation of the Board’s reasoning in assessing Mr Maxsted’s independence is set out in section 5.3.5 of the Corporate Governance Statement, which forms part of the Annual Report. The Board believes Mr Maxsted’s extensive experience in corporate restructuring and financial control is a valuable addition to the Board’s existing set of skills and experience. Mr Maxsted says: ‘Those companies which consistently out perform their competitors and the market generally are usually underpinned by a superior vision and strategy, great values, and high-quality people. The Board of BHP Billiton has, through focusing on these and the related issues of risk, sustainability and an appropriate governance framework, created an environment for success. On joining the BHP Billiton Board I hope to contribute by reinforcing and building on this focus. My professional background as a CEO, as an adviser on large and complex corporate restructurings, and more recently as a Non-executive Director in the banking and finance and infrastructure sectors, has provided me with a diverse range of skills and experience, particularly in a financial context, to draw upon and contribute as a Board member. I feel very privileged to be offering myself for election.’ The Board recommends the election of Mr Maxsted. Item 3 Baroness Shriti Vadera MA, 49 Shriti Vadera brings wide-ranging experience in finance, economics and public policy, as well as extensive experience of emerging markets and international institutions. In the last year she has undertaken a number of international assignments, including advising the G20 chair under the Republic of Korea, Temasek Holdings, Singapore on strategy and the Government of Dubai on the restructuring of Dubai World. She was a Minister in the British Government, from 2007 to 2009, in the Department for International Development, the Business Department and the Cabinet Office where she was responsible for the response to the global financial crisis. She was on the Council of Economic Advisers, H M Treasury from 1999 to 2007 focusing on business and international economic issues. Prior to her time in the British Government, she spent 14 years in investment banking at UBS Warburg where she specialised in advisory work in emerging markets. She is currently a Non-executive Director of AstraZeneca Plc and is a former trustee of Oxfam. Ms Vadera has been a Director of BHP Billiton Plc and BHP Billiton Limited since January 2011 and is a member of the Risk and Audit Committee. The Board has concluded that Ms Vadera is independent. The Directors believe that the extensive and high-level geopolitical experience that Ms Vadera possesses, combined with her considerable experience in investment banking, make her a very important addition to the Board. Ms Vadera says: ‘BHP Billiton is a global company working in a complex and changing market, geopolitical and regulatory environment. It continues to create shareholder value by maintaining the highest corporate governance standards, by focusing on operational excellence and rigorous implementation of an effective strategy, and through the calibre and commitment of its people. My experience in finance, governments, emerging markets and international institutions, such as the G20, provides me with useful perspectives and helps me contribute to the Board’s deliberations and decisions.’ The Board recommends the election of Ms Vadera. BHP Biliton PLC NOTICE OF MEETING 2011 | 17

Item 5 John Buchanan BSc, MSc (Hons 1), PhD, 68 John Buchanan has broad international business experience gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former Executive Director and Group CFO of BP, Treasurer and Chief Executive of BP Finance and Chief Operating Officer of BP Chemicals. He is the Chairman of Smith & Nephew Plc, the Senior Independent Director and Deputy Chairman of Vodafone Group Plc, a member of the advisory board of Ondra Bank and a former Director of AstraZeneca Plc and of Boots Plc. He is Chairman of the International Chamber of Commerce (UK) and Chairman of the UK Trustees for the Christchurch Earthquake appeal. He has been a Director of BHP Billiton Plc and BHP Billiton Limited since February 2003. He is the Senior Independent Director of BHP Billiton Plc, the Chairman of the Remuneration Committee and a member of the Nomination Committee. The Nomination Committee, in the absence of Dr Buchanan, oversaw a review of Dr Buchanan’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review, the Nomination Committee recommended and the Board endorsed Dr Buchanan as a candidate for re-election. Dr Buchanan says: ‘High performance companies reward shareholders while meeting the needs of customers, employees and the communities in which they operate, always with high governance standards. Independent Directors, sharing wide ranging experiences, contribute to strategy development and performance goals with appropriate support and challenges to management, focusing on both what is done and how it is done. My experiences as an Executive Director, as well as a Non-executive Director on various global boards, provide a broad base from which to contribute to the success of BHP Billiton. Dealing with the investor community as a chairman, and formerly as the CFO of a major resources company provides additional experience in my role as the London-based Senior Independent Director of BHP Billiton Plc.’ The Board recommends the re-election of Dr Buchanan. Item 4 Malcolm Broomhead MBA, BE, 59 Malcolm Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. He was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005, a global business that controlled interests in more than 45 countries. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer. Mr Broomhead is currently Non-executive Chairman of Asciano Limited and a Non-executive Director of Coates Group Holdings Pty Ltd. He has been a Director of BHP Billiton Plc and BHP Billiton Limited since March 2010 and is a member of the Sustainability Committee. The Nomination Committee oversaw a review of Mr Broomhead’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Broomhead as a candidate for re-election. Mr Broomhead says: ‘BHP Billiton is dedicated to the creation of long-term shareholder value in a sustainable manner, underpinned by a framework of excellent corporate governance. Within this context, my experience as a CEO and Board member of global resource and industrial companies helps me contribute to the deliberations of the BHP Billiton Board.’ The Board recommends the re-election of Mr Broomhead. Explanatory Notes continued 18 | BHP Biliton PLC NOTICE OF MEETING 2011

Item 6 Carlos Cordeiro AB (Economics), MBA, 55 Carlos Cordeiro brings to the Board more than 30 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc. He remains an Advisory Director of The Goldman Sachs Group Inc and Non-executive Vice Chairman of Goldman Sachs (Asia). He has been a Director of BHP Billiton Plc and BHP Billiton Limited since February 2005 and is a member of the Remuneration Committee. The Nomination Committee oversaw a review of Mr Cordeiro’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Cordeiro as a candidate for re-election. Mr Cordeiro says: ‘BHP Billiton’s success stems from a dedication to the creation of long-term shareholder value, good corporate governance, and a mindful focus on the environment and communities in which it operates. Given the increasing complexity of the world in which we live and the opportunities created by favourable trading conditions, it will be even more important for the Company to maintain a relentless commitment to these key success factors’. The Board recommends the re-election of Mr Cordeiro. Item 7 David Crawford AO, BComm, LLB, FCA, FCPA, FAICD, 67 David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. Mr Crawford is Chairman of Lend Lease Corporation Limited and Foster’s Group Limited. He was appointed a Director of BHP Limited in May 1994 and a Director of BHP Billiton Plc and BHP Billiton Limited in June 2001. He was Chairman of the Risk and Audit Committee until September 2011. The Nomination Committee oversaw a review of Mr Crawford’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Crawford as a candidate for re-election. In recommending the re-election of Mr Crawford, the Nomination Committee and the Board took into account Mr Crawford’s tenure and his former association with KPMG, details of which are set out in section 5.3.5 of the Corporate Governance Statement, which forms part of the Annual Report. The Board is satisfied that neither Mr Crawford’s tenure nor his previous association with KPMG have in any way compromised his ability to effectively discharge his obligations as a Non-executive Director nor impaired his independence of character and judgement. The Board believes that he continues to make an outstanding contribution to the work of the Board. Mr Crawford says: ‘The creation of long-term shareholder value requires the adoption and implementation of a sustainable strategy taking account of the interests of relevant stakeholders. To effect this in an increasingly complex economic and regulatory environment demands that good corporate governance is implemented at all levels. My experience in working with a number of multinational companies in a variety of industries allows me to provide relevant input into the Board’s deliberations on matters of strategy and operational performance of BHP Billiton.’ The Board recommends the re-election of Mr Crawford. BHP Biliton PLC NOTICE OF MEETING 2011 | 19

Item 9 Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 49 Marius Kloppers has been the Chief Executive Officer of BHP Billiton since October 2007. He has extensive knowledge of the mining industry and of BHP Billiton’s operations. Active in the mining and resources industry since 1993, Mr Kloppers was appointed Chief Commercial Officer in December 2003 and Group President Non-Ferrous Materials and Executive Director in January 2006. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, including Chief Operating Officer and General Manager of Hillside Aluminium. Mr Kloppers is currently the Deputy Chairman of the International Council on Mining and Metals. He has been a Director of BHP Billiton Plc and BHP Billiton Limited since January 2006. Mr Kloppers’ performance as Chief Executive Officer is assessed by the Board. Each year, the Chairman, drawing on guidance from the Remuneration Committee, leads an evaluation of the performance of the Chief Executive Officer on behalf of all Non-executive Directors. The criteria used to assess the Chief Executive’s performance are set out in sections 5.7 and 6 of the Annual Report. On the basis of that evaluation, the Chairman recommended, and the Board endorsed, Mr Kloppers as a candidate for re-election. The Board believes that Mr Kloppers’ continued demonstration of strategic capabilities and deep understanding of the Group’s businesses bring great value to the Board. Mr Kloppers says: ‘The disciplined execution of our unchanged strategy underpins shareholder value generation today and will do so for decades to come. Our strategy has provided the Group with a uniquely diversified portfolio of high-quality, long-life, low-cost, scalable assets, differentiating BHP Billiton from its peers and making it the world’s leading resources company. It is a priority for the Board members to ensure that the strategy is executed in a manner that is consistent with our values and our Code of Business Conduct.’ The Board recommends the re-election of Mr Kloppers. Item 8 Carolyn Hewson AO, BEc (Hons), MA (Econ), FAICD, 56 Carolyn Hewson is a former investment banker and has over 30 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a Non-executive Director of Stockland Corporation Limited, Westpac Banking Corporation and BT Investment Management Limited. Ms Hewson previously served as a Director on the boards of AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australia Water and the Economic Development Board of South Australia. She has current board advisory roles with Nanosonics Limited, the Australian Charities Fund, Neurosurgical Research Foundation and is Chair of the Westpac Foundation. She has been a Director of BHP Billiton Plc and BHP Billiton Limited since March 2010 and is a member of the Risk and Audit Committee. The Nomination Committee oversaw a review of Ms Hewson’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review, the Nomination Committee recommended and the Board endorsed Ms Hewson as a candidate for re-election. Ms Hewson says: ‘At BHP Billiton the management team and Board are constantly mindful of the important responsibilities that accompany our position of significant global influence and size. We carry the clear objective to create long-term value for our shareholders, along with the responsibility to always have the highest regard for the safety of our people, to understand the needs of the communities and the environments in which we operate and to follow exemplary governance practices. In this way we aim to create long-term value in a sustainable manner. Appropriately, our Board members bring a wide range of skills, experience and backgrounds to the Company, but we are united in our focus on the Company’s objectives and responsibilities. My background in finance and risk management as well as my experience across a number of sectors as a Non-executive Director provides a helpful base from which to complement the existing skills and experience of the Board.’ The Board recommends the re-election of Ms Hewson. Explanatory Notes continued 20 | BHP Biliton PLC NOTICE OF MEETING 2011

Item 10 Wayne Murdy BSc, CPA, 67 Wayne Murdy has a background in finance and accounting where he gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont Mining Corporation. He served as the Chief Executive Officer of Newmont Mining Corporation from January 2001 to June 2007 and Chairman of Newmont from January 2002 to December 2007. Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former Director of the US National Mining Association, a former Director of Qwest Communications International Inc and a former member of the Manufacturing Council of the US Department of Commerce. Mr Murdy is a Non-executive Director of Weyerhaeuser Company. He has been a Director of BHP Billiton Plc and BHP Billiton Limited since June 2009 and is a member of the Risk and Audit Committee. The Nomination Committee oversaw a review of Mr Murdy’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Murdy as a candidate for re-election. Mr Murdy says: ‘BHP Billiton is one of the most valuable companies in the world, due to its ability to successfully invest and reinvest capital in tier one assets in the natural resource sector. This has been achieved by financial and operating discipline, while focusing on continuous improvement in safety, environmental protection and community relations. Strong Board commitment to strategy review, leadership development and governance best practices should continue to generate strong shareholder value. My background in the international minerals and petroleum industries, as well as financial and capital investment decisions, provides a wide range of experiences from which to contribute to Board discussions.’ The Board recommends the re-election of Mr Murdy. Item 11 Keith Rumble BSc, MSc (Geology), 57 Keith Rumble was previously the CEO of SUN Mining, a wholly owned entity of the SUN Group, which is a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. Mr Rumble has over 30 years’ experience in the resources industry, specifically in titanium and platinum mining. Prior to SUN Mining, he spent six years as Chief Executive Officer of Impala Platinum, a significant global platinum and platinum group materials producer, based in South Africa. Prior to that, Mr Rumble was CEO of Rio Tinto Iron and Titanium Inc in Canada, having earlier held managerial positions (ultimately CEO) at Richards Bay Minerals. Mr Rumble is a Director of The Aveng Group, serves on the Board of Governors of Rhodes University and is a trustee of the World Wildlife Fund (South Africa). He has been a Director of BHP Billiton Plc and BHP Billiton Limited since September 2008 and is a member of the Sustainability Committee. The Nomination Committee oversaw a review of Mr Rumble’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Rumble as a candidate for re-election. Mr Rumble says: ‘In order to drive the creation of shareholder value, effective Boards require a diverse range of skills to ensure constructive dialogue around the complex and wide ranging issues facing companies operating in the global arena. My experience in the mining industry as the Chief Executive and Board member of highly successful world-class mining companies and, more recently, managing a private equity investment portfolio in the mining industry has provided me with an appropriate background which complements the other skills represented on the BHP Billiton Board and enables me to contribute effectively to the strategic direction and deliberations of the Board.’ The Board recommends the re-election of Mr Rumble. BHP Biliton PLC NOTICE OF MEETING 2011 | 21

Item 12 John Schubert AO, BCh Eng, PhD (Chem Eng), FIE Aust FTSE, 68 John Schubert has considerable experience in the international oil industry, including at CEO level. He has had executive mining and financial responsibilities and was CEO of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia. He is a Director of Qantas Airways Limited and Chairman of G2 Therapies Pty Limited. He is the former Chairman of Commonwealth Bank of Australia and of Worley Parsons Limited and a former Director of Hanson Plc. He was appointed a Director of BHP Limited in June 2000 and a Director of BHP Billiton Plc and BHP Billiton Limited in June 2001. Dr Schubert is Chairman of the Sustainability Committee and a member of the Nomination Committee and the Remuneration Committee. The Nomination Committee, in the absence of Dr Schubert, oversaw a review of Dr Schubert’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review, the Nomination Committee recommended and the Board endorsed Dr Schubert as a candidate for re-election. In recommending the re-election of Dr Schubert, the Nomination Committee and the Board took into account Dr Schubert’s tenure. The Board is satisfied that Dr Schubert’s tenure has not in any way compromised his ability to effectively discharge his obligations as a Non-executive Director nor has it impaired his independence of character and judgement. The Board believes that he continues to make an outstanding contribution to the work of both the Board and its Committees. Dr Schubert says: ‘I believe that long-term shareholder value requires excellent governance, impeccable business values, superior strategy and implementation and, most importantly, outstanding people. In the end it is the quality of people that makes the difference and is the source of enduring competitive advantage. Safety must come first, and the Company must always take into account the requirements of governments, communities and the environment if long-term value is to be created and not put at risk. My experience at CEO and Board level in companies based, and with operations, in Australia, Europe, Asia and the Americas provides a background from which to make input to the Board across the range of its deliberations.’ The Board recommends the re-election of Dr Schubert. Explanatory Notes continued Item 13 Jacques Nasser AO, BBus, Hon DT, 63 Following a 33 year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the US, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years’ experience in large-scale global businesses and a decade of private equity investment and operating expertise. He is a non-executive advisory partner of One Equity Partners ‘JPMorgan Chase & Co’s Private Equity Business’, a Non-executive Director of British Sky Broadcasting Plc and a member of the International Advisory Council of Allianz Aktiengesellschaft. He is a former Director of Brambles Limited. He has been a Director of BHP Billiton Plc and BHP Billiton Limited since June 2006 and was appointed as Chairman in March 2010, and is Chairman of the Nomination Committee. The Nomination Committee, in the absence of Mr Nasser, oversaw a review of Mr Nasser’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Nasser as a candidate for re-election. Mr Nasser says: ‘The primary responsibility of the Board is to facilitate the overall strength of the Company. This should focus on the optimal allocation of financial, capital and human resources, for creation of long-term shareholder value while also meeting the expectations of other stakeholders, including communities, employees, suppliers and customers. Governance codes emphasise the responsibility of the Chairman for leadership of the Board and ensuring its effectiveness across all aspects of its role. My global experience as a CEO, Board member and a private equity investor, together with my time on the BHP Billiton Board prior to becoming Chairman, has provided me with the background to lead the Board and ensure it performs effectively on behalf of shareholders and other stakeholders.’ The Board recommends the re-election of Mr Nasser. 22 | BHP Biliton PLC NOTICE OF MEETING 2011

Item 14 Reappointment of auditor of BHP Billiton Plc The law in England requires shareholders to approve the appointment of a company’s auditor each year. The appointment runs until the conclusion of the next Annual General Meeting. In addition, the law requires shareholders to either agree the remuneration of the auditor or authorise the Company’s Directors to do so. KPMG has acted as the sole auditor of BHP Billiton Plc and BHP Billiton Limited since December 2003. Prior to that, KPMG and PricewaterhouseCoopers acted as joint auditors. The law in Australia does not allow for a similar annual reappointment of an auditor. A resolution to reappoint the auditor of BHP Billiton Limited has, therefore, not been proposed. This item is regarded as a significant matter and is therefore a joint electorate action. It is proposed as an ordinary resolution. Item 15 General authority to issue shares in BHP Billiton Plc The purpose of this resolution is to renew the authority of the Directors to issue shares and other equity securities in BHP Billiton Plc. The proposed limit is 528,017,949 shares, which: >>represents approximately 9.90 per cent of the total combined issued share capital of BHP Billiton Plc and BHP Billiton Limited (or 25 per cent of the total issued share capital of BHP Billiton Plc, excluding treasury shares) as at the date of this Notice of Meeting; >>is considerably lower than the maximum limit (one third of issued share capital) specified in the guidelines of major shareholder associations in the United Kingdom: the Association of British Insurers and the National Association of Pension Funds; and >>is subject to the lower limit specified in Item 16 where shares are issued for cash on a non pro rata basis. This authority will expire at the conclusion of the BHP Billiton Annual General Meetings in 2012. There are no present plans to issue shares other than in connection with employee share and incentive schemes. While the limit exceeds the number of shares that could be issued under the employee share schemes, the resolution is being proposed to ensure that the Directors have the capacity to finance business opportunities which may arise during the year. No shares were issued under the similar authority granted by shareholders at last year’s Annual General Meetings. As at the date of this Notice of Meeting, BHP Billiton Plc holds 24,113,658 treasury shares being 1.14 per cent of the total issued share capital of BHP Billiton Plc (excluding treasury shares). This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as an ordinary resolution. Item 16 Issuing shares in BHP Billiton Plc for cash The purpose of this resolution is to renew the authority of the Directors to issue shares and sell treasury shares in BHP Billiton Plc, for cash, without following the provisions in section 561 of the United Kingdom Companies Act 2006. Paragraph (a) of Item 16 authorises the Board to issue shares and sell treasury shares for cash in connection with a rights issue or other pre-emptive offer. Paragraph (b) of Item 16 authorises the Board to make other types of share issues (and sales of treasury shares) for cash – for example, placements to people who are not currently shareholders. However, this authority in paragraph (b) is limited to 106,809,273 shares, which: >>represents approximately two per cent of the total combined share capital of BHP Billiton Plc and BHP Billiton Limited (or five per cent of the total issued share capital of BHP Billiton Plc, including treasury shares) as at the date of this Notice of Meeting; and >>is consistent with the guidelines of the United Kingdom’s Pre-Emption Group, which reflect the views of the Association of British Insurers, the National Association of Pension Funds and the Investment Management Association. The Directors confirm their intention to follow the United Kingdom Pre-Emption Group’s guidelines regarding cumulative usage of the paragraph (b) authority within a rolling three-year period, namely that cumulative usage in excess of 7.5 per cent within a rolling three-year period should not take place without prior consultation with shareholders. The Directors did not use the equivalent authority granted by the shareholders at last year’s Annual General Meetings. This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution. Item 17 Repurchase of shares in BHP Billiton Plc (and cancellation of shares in BHP Billiton Plc purchased by BHP Billiton Limited) The purpose of this resolution is to renew BHP Billiton Plc’s authority to buy back its own shares, in the market. The authority conferred by this item will only be exercised after considering the effects on earnings per share and the benefits for shareholders in BHP Billiton Plc and BHP Billiton Limited generally. The Directors believe that the authority to acquire shares in BHP Billiton Plc could be exercised in the future (whether by way of direct market purchases by BHP Billiton Plc or by way of the alternative mechanism described below), although there is no present intention to do so as at the date of this Notice of Meeting. BHP Biliton PLC NOTICE OF MEETING 2011 | 23

Explanatory Notes continued Item 17 seeks to renew the authority given to the Directors to buy back BHP Billiton Plc shares at the 2010 Annual General Meetings for a further period, expiring at the conclusion of the BHP Billiton Annual General Meetings in 2012. Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of 213,618,545 ordinary shares, which represents 10 per cent of BHP Billiton Plc’s issued share capital as at the date of this Notice of Meeting. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase, and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50. If a decision was made to exercise the authority conferred by this item, the BHP Billiton Plc shares could be bought back directly or, alternatively, by a mechanism whereby BHP Billiton Limited purchases fully paid shares in BHP Billiton Plc on-market and then transfers those shares to BHP Billiton Plc for no consideration, following which BHP Billiton Plc would cancel those shares. This alternative mechanism would not have any different impact on the Group’s cash, gearing or interest levels than a direct buy-back of its own shares by BHP Billiton Plc. The Board wishes to maintain flexibility to pursue strategies that maximise the Group’s value and this form of arrangement may be an attractive option in terms of the Group’s capital management. However, the aggregate number of BHP Billiton Plc ordinary shares which would be acquired (whether by way of direct market purchases by BHP Billiton Plc or by way of this alternative mechanism) would not exceed the maximum number of BHP Billiton Plc ordinary shares for which the buy-back authority is sought under Item 17 and the same maximum and minimum prices would apply to any purchases of BHP Billiton Plc shares by BHP Billiton Limited which are transferred to BHP Billiton Plc for cancellation. As at 5 September 2011, there were options and other awards under employee share plans outstanding to subscribe for 8,459,803 shares in BHP Billiton Plc. If exercised in full, these would represent 0.40 per cent of the issued share capital (excluding treasury shares) at the date of this Notice of Meeting. If the authority to buy back shares under Item 17 was exercised in full (or the maximum number of ordinary shares in respect of which the authority is given is acquired by the alternative mechanism described above, or by a combination of direct market purchases and the use of such mechanism), these options or other awards would, on exercise, represent 0.45 per cent of the issued share capital of BHP Billiton Plc (excluding treasury shares), net of the shares bought back. The United Kingdom Companies Act 2006 enables companies in the United Kingdom to hold any of their own shares they have purchased as treasury shares with a view to possible resale at a future date, rather than cancelling them. BHP Billiton Plc holds 24,113,658 ordinary shares in treasury. This provides BHP Billiton Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP Billiton employee share schemes. Any shares acquired by BHP Billiton Plc under the alternative mechanism described above will not be treated as treasury shares. The Directors did use part of the equivalent authority granted by the shareholders at last year’s Annual General Meetings. On 15 November 2010, BHP Billiton reactivated the remaining US$4.2 billion of the US$13.0 billion buy-back program that had been suspended on 14 December 2007 and, on 16 February 2011, BHP Billiton announced an expanded US$10 billion capital management program. The expanded capital management program included an off-market buy-back of A$6.0 billion (US$6.3 billion) of BHP Billiton Limited shares. The expanded capital management program was completed on 29 June 2011. During the period from the resumption of the capital management program on 15 November 2010 to the completion of the program on 29 June 2011, 94,935,748 shares in BHP Billiton Plc were purchased on-market by BHP Billiton Limited using the alternative mechanism described above. All BHP Billiton Plc shares that have been purchased by BHP Billiton Limited have been transferred to BHP Billiton Plc for no consideration and cancelled by BHP Billiton Plc. This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution. Item 18 Remuneration Report The Annual Report for the year ended 30 June 2011 contains a Remuneration Report, which sets out the remuneration policy for the Group and reports the remuneration arrangements in place for the Executive Director, Non-executive Directors and other Key Management Personnel. This meets requirements in the United Kingdom and Australia for disclosure of information on this topic. A copy of the Remuneration Report is set out in section 6 of the Annual Report and can also be found on the BHP Billiton website at www bhpbilliton com. The current law in England and Australia makes it clear that the shareholder vote is advisory only and will not require BHP Billiton Plc or BHP Billiton Limited to alter any arrangements detailed in the Remuneration Report, should the resolution not be passed. Notwithstanding the current ‘advisory’ status of the vote on the Remuneration Report, the Board has previously determined that it will take the outcome of the vote into account when considering the Group’s remuneration policy. This item is regarded as a significant matter and is therefore a joint electorate action. It is proposed as a non-binding ordinary resolution. Item 19 Approval of termination benefits provided under BHP Billiton remuneration programs Why shareholder approval is being sought The law in Australia restricts the benefits which can be given to individuals who hold a managerial or executive office, as defined in the Australian Corporations Act, on cessation of their employment with BHP Billiton Limited and its related bodies corporate. Under section 200B of the Australian Corporations Act, a company may only give a person a benefit in connection with their ceasing to hold a managerial or executive office in BHP Billiton Limited or a related body corporate if it is approved by shareholders or an exemption applies. 24 | BHP Biliton PLC NOTICE OF MEETING 2011

Approval is being sought in respect of any current or future employees who are members of the Group Management Committee (GMC) (including the Chief Executive Officer (CEO)) at the time of their termination or at any time in the three years prior to their termination. These are not new benefits Shareholders are not being asked to approve any increase in the remuneration or benefits for members of the GMC or any variations to the existing discretions of the Board and the Remuneration Committee. No change to the underlying employment arrangements or individual entitlements is being proposed. The approval sought is in relation to BHP Billiton’s existing obligations to members of the GMC, and to enable BHP Billiton to operate its remuneration programs, to support the Group’s strategy, as described in the Remuneration Report. Further, these benefits do not constitute payments for loss of office under the United Kingdom Companies Act 2006. The relevant entitlements to termination benefits have been described in BHP Billiton’s Remuneration Report for many years. The Remuneration Report has received strong support from shareholders and other key stakeholders. The Directors considered those termination benefits to be fair and reasonable at the time that they were agreed and believe that they continue to be fair and reasonable. Approval is being sought for the following termination benefits Shareholder approval is being sought for the purposes of sections 200B and 200E of the Australian Corporations Act for any ‘termination benefits’ that may be provided to a member of the GMC (including the CEO) under the: >>relevant employment agreement; >>Long Term Incentive Plan (LTIP); >>Group Incentive Scheme (GIS); >>BHP Billiton Group Global Employee Share Plan (Shareplus); and >>defined contribution plans and defined benefit plans (Retirement Plans), in addition to any payments or amounts that may be provided to that person which are excluded from the operation of section 200B, such as statutory entitlements to accrued annual and long service leave and amounts required to be paid by law. The amount and value of the termination benefits for which BHP Billiton is seeking approval is the maximum benefit that could be provided under the relevant employment agreement, the LTIP, the GIS, Shareplus and the applicable Retirement Plan. Under the applicable contracts and plans the GMC have certain entitlements and the Board (or its delegates) may exercise certain discretions, as summarised in Appendix 1, when a member of the GMC leaves employment. If shareholder approval is obtained, it is the Board’s intention that no other termination benefits will be provided to a GMC member in connection with their ceasing to hold a managerial or executive office, other than those termination benefits which have been approved by shareholders (i.e. as set out in the applicable employment contract or as permitted under the terms of an applicable incentive or retirement plan) or which are exempt from the operation of section 200B. In other words, BHP Billiton will not provide any benefit under section 200F(2) or 200G of the Australian Corporations Act to a member of the GMC in addition to those termination benefits which shareholders have approved under Item 19 (BHP Billiton and a GMC member may agree not to rely on this approval to any extent and to rely solely on the provisions of the Australian Corporations Act). The value of the termination benefits As noted above, shareholders are not being asked to approve any increase in the remuneration or benefits for members of the GMC or any variations to the existing discretions of the Board and the Remuneration Committee. That said, the amount and value of the termination benefits that may be provided cannot be ascertained in advance. This is because various matters, events and circumstances will or are likely to affect the calculation of the amount and value. These are set out in Appendix 2. Approval is sought for a three-year period If approval is obtained, it will be effective for a period of three years from the date the resolution is passed. That is, shareholder approval will be effective: >>in relation to any equity granted under the LTIP, GIS or Shareplus; or >>if the Board or Remuneration Committee exercises certain discretions under the rules of the LTIP, GIS or Shareplus plans (refer to Appendix 1); or >>if the member of the GMC ceases employment, during the period beginning at the conclusion of the BHP Billiton Annual General Meetings in 2011 and expiring at the conclusion of the BHP Billiton Annual General Meetings in 2014. If considered appropriate, the Directors will seek a new approval from shareholders at the BHP Billiton Annual General Meetings in 2014. It can be reasonably anticipated that aspects of the relevant employment agreements, LTIP, GIS, Shareplus and Retirement Plans will be amended from time to time in line with market practice and changing governance standards and, where relevant, these changes will be reported in BHP Billiton’s Remuneration Report, which forms part of the Annual Report. However, it is intended that this approval will remain valid for as long as these agreements and plans provide for the treatment on cessation of employment as set out in Appendix 1. The BHP Billiton Group Annual Report is available on the website at www bhpbilliton com. Alternatively, shareholders can request hard copies by telephoning the Share Registrar on +44 844 472 7001 (United Kingdom) or +27 11 373 0033 (South Africa). Approving termination benefits is considered a significant matter and is therefore a joint electorate action. It is proposed as an ordinary resolution. BHP Biliton PLC NOTICE OF MEETING 2011 | 25

Explanatory Notes continued Item 20 Approval of grants to Executive Director It is proposed that Marius Kloppers, who is an Executive Director of BHP Billiton Plc and BHP Billiton Limited, be awarded securities under the Group Incentive Scheme (GIS) and the Long Term Incentive Plan (LTIP). Under the Australian Securities Exchange (ASX) Listing Rules, an issue of BHP Billiton Limited securities to Directors is required to be approved by shareholders. This requirement does not apply in respect of securities purchased on-market, and it is the Board’s current intention that securities awarded under Item 20 will be acquired on-market. Nonetheless, the Board wishes to seek approval for the acquisition of securities under the GIS and the LTIP by the Executive Director. ASX Listing Rule 10.15 requires this Notice of Meeting to include the following information in relation to the Deferred Shares, Options and Performance Shares that may be granted to the Executive Director under the terms of the GIS and the LTIP. (a) Award of GIS Deferred Shares or Options: The maximum value of the Deferred Shares or Options that will be granted will be US$2,351,448. This maximum value has been determined according to the formula that forms part of the GIS rules approved by shareholders at the 2008 Annual General Meetings. The actual number of Deferred Shares or Options to be granted to Mr Kloppers will depend on the share price and exchange rate over the five days up to and including the date of grant, as well as any election that Mr Kloppers makes as to whether to receive Options as an alternative to Deferred Shares. How the number of GIS Deferred Shares will be calculated: If Mr Kloppers elects to receive any portion of this award in Deferred Shares the number of securities allocated will be calculated using the following formula: The maximum value (being US$2,351,448) will be multiplied by the percentage of the award to be taken in Deferred Shares and then further multiplied by the USD/AUD exchange rate (being the five-day average rate up to and including the grant date) to convert the award value to Australian dollars. This amount will then be divided by the volume weighted average price of shares traded on the ASX over the five trading days up to and including the grant date, and rounded down to the nearest whole number of Deferred Shares. How the number of Options will be calculated: If Mr Kloppers elects to receive any portion of this award in Options the number of securities allocated will be calculated using the following formula: The maximum award value (being US$2,351,448) will be multiplied by the percentage of the award to be taken in Options and then further multiplied by the USD/AUD exchange rate (being the five-day average rate up to and including the grant date) to convert the award value to Australian dollars. This amount will then be divided by the volume weighted average price of shares traded on the ASX over the five trading days up to and including the grant date and then will be further divided by an Option factor and rounded down to the nearest whole Option. This Option factor has been calculated by the Remuneration Committee’s independent adviser based on a Black-Scholes pricing model, which values each Option at approximately 25 per cent of the value of a share. An example calculation using the above formulae as at 31 August 2011: If awards were granted based on the share price and exchange rate up to and including 31 August 2011 (A$39.04; and A$0.9458 to US$1.00) and a Black-Scholes pricing model valuing each Option at 25 per cent of the value of a share, 56,967 Deferred Shares or 227,868 Options (or a combination thereof) would be granted after the Annual General Meetings (if shareholder approval is provided). Information on the GIS is set out in section 6 of the Annual Report, and the GIS rules are on the BHP Billiton website at www bhpbilliton com. (b) Award of LTIP Performance Shares: The Board, on the advice of the Remuneration Committee, has approved an award of Performance Shares with a fair value (as referred to below) of US$3,441,000. This value was determined with the input of independent advisers, and takes into account the appropriate level of total remuneration, as assessed by reference to a number of factors, including the extent to which the total remuneration is market competitive. The Performance Shares will be granted following the Annual General Meetings (if shareholder approval is provided). The actual number of Performance Shares to be granted to Mr Kloppers will depend on the share price and exchange rate over the three months up to the date of grant. How the number of LTIP Performance Shares will be calculated: The number of LTIP Performance Shares allocated to Mr Kloppers will be calculated using the following formula: (FV x FX)/(41 per cent x Share Price) Where: FV is the US dollar fair value of US$3,441,000 approved by the Board as described above. FX is the USD/AUD exchange rate (using the three-month average rate up to the grant date) to convert the fair value to Australian dollars. 41 per cent is the fair value factor (as calculated by the Remuneration Committee’s independent adviser). Share Price is the average daily closing price of shares traded on the ASX over the three months up to the grant date. The resulting number of Performance Shares will be rounded down to the nearest whole number of Performance Shares. Expected Value: The LTIP rules limit the maximum award to an Expected Value of two times base salary based on the same 41 per cent factor as above. This percentage has been calculated by the Remuneration Committee’s independent adviser and takes into account the likelihood that the LTIP performance conditions are met (under the terms and conditions set out in section 6.2.9 of the Remuneration Report). The maximum award (i.e. number of Performance Shares) is then based on the volume weighted average price of shares traded on the ASX over the five days up to the grant date. 26 | BHP Biliton PLC NOTICE OF MEETING 2011

An example calculation using the above formula as at 31 August 2011: If awards were granted based on the three-month average share price and exchange rate up to 31 August 2011 (A$41.63; and A$0.9416 to US$1.00), 189,828 Performance Shares would be granted after the Annual General Meetings (if shareholder approval is provided). Information on the LTIP is set out in section 6 of the Annual Report, and the LTIP Rules are on the BHP Billiton website at www bhpbilliton com. (c) It is not possible to specify a maximum number of Deferred Shares, Options or Performance Shares which will be granted to Mr Kloppers. As described above, the actual number of Deferred Shares and/or Options, and Performance Shares to be granted depends on the share price and exchange rate over the relevant period for each grant (and Mr Kloppers’ election under the GIS) – which as explained above can only be determined after the Annual General Meetings, when the relevant security is granted to Mr Kloppers. However, the indicative examples above illustrate how many Deferred Shares, Options or Performance Shares would have been granted if the grant date had been 31 August 2011. (d) Each Deferred Share, Option and Performance Share represents a conditional entitlement to one ordinary fully paid share in BHP Billiton Limited. There is no cost to Mr Kloppers on the grant of Deferred Shares, Options or Performance Shares. The Deferred Shares and Performance Shares will not have an exercise price and accordingly do not raise capital. Options have an exercise price equal to the volume weighted average trading price of the ordinary shares over the five business days immediately prior to the award date. The capital raised through Options will be used as part of the working capital of the Group. (e) Mr Kloppers is the only Director (or associate of a Director) who received securities under the GIS and the LTIP pursuant to shareholder approval at the 2010 Annual General Meetings. The number of securities received (none of which had an acquisition price) is 54,831 Deferred Shares and 200,000 Performance Shares. (f) The name of the Director and his associates entitled to participate in the GIS and LTIP in 2011 is Mr Marius Kloppers. (g) In relation to the operation of the GIS and the LTIP for the current financial year, the Deferred Shares, Options and Performance Shares may be issued up to 17 November 2012. Underlying shares may be issued as a result of the exercise or award of the (i) Deferred Shares and Options from August 2013 to August 2016 and (ii) Performance Shares from August 2016 to August 2021. This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as an ordinary resolution. By order of the Board Jane McAloon Group Company Secretary BHP Biliton PLC NOTICE OF MEETING 2011 | 27

The treatment on cessation of employment (including the various discretions which may be exercised by the Directors or the Remuneration Committee) under the applicable employment agreements, relevant incentive plan and the Retirement Plans is described below. Capitalised terms are defined in the applicable equity plan rules, copies of which are available on the website at www bhpbilliton com. References to the Remuneration Report refer to section 6 of the 2011 Annual Report which is also available on the website. Agreement/ Plan Description Potential benefits/treatment on cessation of employment Employment agreements As described in section 6.4.1 of the Remuneration Report, all members of the GMC are employed pursuant to employment agreements which are capable of termination by BHP Billiton on 12 months’ notice. The GMC member must give six months’ notice. BHP Billiton may make a payment in lieu of some or all of the notice period. Where a payment in lieu of notice is made, the payment will be calculated by reference to the GMC member’s base pay, the amount of superannuation or pension contributions (‘retirement plans’) payable for the applicable period and, in some cases, the cost of any other benefits to which the GMC member is entitled under the terms of their employment during that period. Long Term Incentive Plan Under the LTIP, the GMC members are allocated Performance Shares which vest upon the satisfaction of the applicable performance conditions. Further details about the LTIP are provided in section 6.2.9 of the Remuneration Report. If a Participant ceases employment with BHP Billiton due to an Uncontrollable Event (defined under the rules as death, serious injury, disability or illness which prohibits continued employment), then their Performance Shares will become immediately exercisable or be immediately awarded (without testing the Performance Hurdles) and, where relevant, may be exercised by his or her personal representatives. Where a Participant ceases employment due to Retirement, Redundancy, or Termination by Mutual Agreement (an ‘eligible termination’), the Participant retains a number of Unvested Performance Shares calculated in accordance with a pro rata formula that has regard to the proportion of the Performance Period during which the Participant has been employed by a Group Company. The Performance Shares retained by the Participant remain subject to the terms of the Plan, including the satisfaction of the Performance Conditions applicable to those Performance Shares (unless the Participant subsequently dies, in which case the Unvested Performance Shares will become immediately exercisable). The balance of the Participant’s Unvested Performance Shares that are not retained by the Participant in accordance with the pro rata formula, lapse. If a Participant ceases employment because they resign or are terminated for cause, then all of the Participant’s Unvested Performance Shares will lapse. If a Participant leaves the employment of a Group Company for any reason other than as summarised above, including where the business or company for which the Participant works is sold outside the Group, then the Remuneration Committee in its discretion will determine the rights of a Participant to the exercise or award of any Performance Shares (or the lapse of such Performance Shares), based on the general principle that the Participant will not be treated more favourably than would have been the case if the relevant event was an ‘eligible termination’ of the Participant. Appendix 1 – Summary of termination benefits for which approval is being sought 28 | BHP Biliton PLC NOTICE OF MEETING 2011

Agreement/ Plan	Description	Potential benefits/treatment on cessation of employment
Group Incentive Scheme	Under the GIS, cash awards are paid to Participants each September. The value of any cash award is matched by an equivalent value of Deferred Shares and/or Options (at the election of the Participant) pursuant to the terms of the GIS as described in section 6.2.8 of the Remuneration Report.	Where a Participant leaves the employment of a Group Company due to an Uncontrollable Event (defined as death, serious injury, disability or illness which prohibits continued employment, forced early retirement, retrenchment or redundancy, or such other circumstances which the Remuneration Committee determines are an Uncontrollable Event, but excluding resignation or where the business or company for which the Participant works is sold outside the Group), Termination by Mutual Agreement or Retirement, then the Participant's Deferred Shares will become immediately exercisable or will be immediately awarded and, where relevant, may be exercised by his or her personal representatives. In the case of Options, the Participant's Options will become immediately exercisable and, where relevant, may be exercised by his or her personal representatives. Where a Participant leaves the employment of a Group Company because of a Controllable Event (defined under the rules as resignation by a Participant from a Group Company) or Dismissal, then the Participant's Deferred Shares which are not then exercisable or Awarded will lapse and in the case of Options the Participant's Options which are not then exercisable will lapse. If a Participant ceases employment for any other reason, including where the business or company for which the Participant works is sold outside the Group, the Remuneration Committee in its discretion will determine the rights of a Participant to the exercise or award of Deferred Shares or the exercise of Options (or the lapse of such Deferred Shares or Options, as the case may be). In those circumstances, no Deferred Shares or Options will be awarded for the current performance year, but the Remuneration Committee may determine in its discretion to pay a short-term incentive amount (STI Amount) in respect of the current performance year. *Treatment of unpaid STI, Deferred Shares and Options where employment ceases prior to grant:* Where a Participant ceases employment during a Performance Year for any reason, no Deferred Shares or Options will be granted in respect of that Performance Year. In addition, where employment ceases during a Performance Year: ▸ because of an Uncontrollable Event, Termination by Mutual Agreement or Retirement, the Remuneration Committee may determine in its absolute discretion to pay a pro rata portion of the STI Amount based on the length of employment and performance of the Participant up to that date; ▸ because of a Controllable Event or Dismissal, no STI Amount (and no pro rata amount) will be paid in respect of the current Performance Year. Where a Participant ceases employment for any reason after the end of a Performance Year, but before the date of grant or payment of any STI Amounts or Deferred Shares or Options, no STI Amount and no Deferred Shares or Options will be granted or paid in respect of that Performance Year, but the Remuneration Committee may determine in its discretion to pay an amount in respect of the Participant's performance for that year.
BHP Billiton Group Global Employee Share Plan (Shareplus)	Participants in Shareplus contribute from their post-tax base pay (capped at US$5,000 per year) to acquire shares in BHP Billiton. Provided the Participant remains employed by BHP Billiton on the third anniversary of the shares being acquired, the plan provides for a matching grant of shares on a 1:1 basis (Matched Shares) as set out in section 6.2.7 of the Remuneration Report.	The Board may determine that a Participant is a Good Leaver (defined as a person who ceases employment in circumstances approved by the Board, including, but not limited to, death, total and permanent disability or bona fide redundancy) and that the Participant is entitled to all or some of the Matched Shares upon cessation of employment. The number of Matched Shares which the Board may allocate to a Good Leaver will, in general, be determined having regard to the number of months that the Good Leaver has been employed during the Qualification Period. If a Participant does not cease employment as a Good Leaver, they will lose all conditional rights to Matched Shares upon cessation of employment. On cessation of employment, any shares acquired through contributions from the Participants' post-tax base pay will be released.
Retirement Plans	As part of fixed remuneration, all GMC members are entitled to retirement benefits under defined contribution plans and legacy defined benefit plans in addition to their base salary as set out in section 6.2.7 of the Remuneration Report.	BHP Billiton's international presence and the mobility of its employees results in members of the GMC participating in a variety of pension programs that are not considered superannuation funds under the Corporations Act. The annual retirement contributions payable to each GMC member are calculated by reference to base pay and are between 34 per cent and 40 per cent of base pay (and are inclusive of any statutory superannuation applying in the GMC member's location). Participation is provided through a defined contribution plan, an unfunded Retirement Savings Plan, an International Retirement Plan and/or a cash payment in lieu. GMC members in legacy defined benefit plans continue to accrue benefits in those plans for past and future service, unless they have elected to transfer to a defined contribution plan. In all circumstances any benefit that may be provided under the terms of the plan represent benefits arising in connection with the person's retirement from office being payment for past services rendered to BHP Billiton. No pension augmentation is provided by virtue of termination and the benefits provided represent accrued benefits.

BHP BILLITON PLC NOTICE OF MEETING 2011 | 29

The amount or value of the termination benefits that may be given under the applicable employment contracts and plans cannot be ascertained in advance. This is because various matters, events and circumstances will or are likely to affect the calculation of that amount or value. Specifically, the value of a particular benefit under an equity plan will depend on factors such as BHP Billiton’s share price at the time of vesting of any equity and the number of Performance Shares, Deferred Shares or Options (as applicable) that vest. The following additional factors may also affect the amount or value of the benefit. Agreement/Plan Matter, event or circumstance Employment agreement The circumstances of the GMC member’s cessation of employment (for example, whether the employment contract is terminated immediately or with notice). The GMC member’s base pay at the time of cessation of employment. LTIP and GIS The circumstances of the GMC member’s cessation of employment (for example, whether cessation of employment arises due to resignation, retirement or redundancy). The number of Performance Shares, Deferred Shares or Options (as applicable) held by the Participant prior to cessation of employment. The time period served during the Performance Year by the Participant up to the date of cessation of employment. The terms contained within the Invitation to Participate (such as the applicable performance measures). The number of Performance Shares, Deferred Shares or Options that vest. The market price of BHP Billiton shares on ASX or LSE at the relevant time. Any other factors that the Remuneration Committee (or its delegate) determines to be relevant when exercising its discretion under the LTIP or the GIS (such as the assessment of the performance of the Participant up to the termination date). BHP Billiton Group Global Employee Share Plan (Shareplus) The number of Acquired Shares held by the holder prior to cessation of employment. The number of Matched Shares determined by the Board to be allocated. The circumstances of the GMC member’s cessation of employment (for example, whether cessation of employment arises due to resignation, retirement or redundancy). The time period served during the qualification period by the Participant up to the date of cessation of employment. The market price of BHP Billiton shares on ASX or LSE on the last ASX or LSE trading day before the date of calculation. Retirement Plans The GMC member’s particular entitlement to retirement benefits (expressed as a percentage of base pay), as contained in their employment agreement, and the plan(s) in which the GMC member has chosen to participate. The value of any accrued pension entitlement arising over the period of service until the date of termination. The value of any contribution that may arise and be paid in respect of the notice period provided under the employment agreement or a payment equivalent to 12 months’ notice, as provided under the contract of employment. Appendix 2 – Matters, events and circumstances which will or are likely to affect the calculation of the amount or value of the benefits 30 | BHP Biliton PLC NOTICE OF MEETING 2011

Share Registrars and Transfer Offices Australia BHP Billiton Limited Registrar Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Postal Address – GPO Box 2975 Melbourne VIC 3001 Telephone 1300 656 780 (within Australia) +61 3 9415 4020 (outside Australia) Facsimile +61 3 9473 2460 Email enquiries: www investorcentre com/bhp United Kingdom BHP Billiton Plc Registrar Computershare Investor Services PLC The Pavilions, Bridgwater Road Bristol BS13 8AE Postal Address – The Pavilions Bridgwater Road Bristol BS99 6ZY Telephone +44 844 472 7001 Facsimile +44 870 703 6076 Email enquiries: www investorcentre co.uk/contactus South Africa BHP Billiton Plc Branch Registrar and Transfer Secretary Computershare Investor Services (Pty) Limited 70 Marshall Street Johannesburg 2001 Postal Address – PO Box 61051 Marshalltown 2107 Telephone +27 11 373 0033 Facsimile +27 11 688 5218 Email enquiries: webqueries computershare.co.za Holders of shares dematerialised into STRATE should contact their CSDP or stockbroker. New Zealand Computershare Investor Services Limited Level 2/159 Hurstmere Road Takapuna North Shore City Postal Address – Private Bag 92119 Auckland 1142 Telephone +64 9 488 8777 Facsimile +64 9 488 8787 United States Computershare Trust Company N.A. 2 North LaSalle Street Chicago, IL 60602 Postal Address – PO Box 43078 Providence, RI 02940-3078 Telephone +1 888 404 6340 (toll-free within US) Facsimile +1 781 298 2824 ADR Depositary, Transfer Agent and Registrar Citibank Shareholder Services PO Box 43077 Providence, RI 02940-3077 Telephone +1 781 575 4555 (outside of US) +1 877 248 4237 (+1-877-CITIADR) (toll-free within US) Facsimile +1 201 324 3284 Email enquiries: citibank shareholders-online.com Website: www citi com/dr Shareholder Information Designed by Amanda Roach Design, printed in Australia by Gunn and Taylor, Aristoc Road, 3150.